

September 24, 2012

<u>Via E-mail</u>
Mr. Richie Boucher
Group Chief Executive
The Governor and Company of the Bank of Ireland
40 Mespil Road
Dublin 4, Ireland

> **Re: The Governor and Company of the Bank of Ireland**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **Form 6-K Filed August 10, 2012**
> **File No. 001-14452**

Dear Mr. Boucher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Supervision and Regulation, page 28</u>

1.   We note your disclosure on page 32 that in December 2011 the Central Bank of Ireland issued a paper entitled "Impairment Provisioning and Disclosure Guidelines" which set out guidelines regarding the policies, procedures, and disclosures which should be adopted for loans and receivables financial assets that are subject to impairment review. We also note that you have provided some of these disclosures in your Credit Risk of the Risk Management Report in your filing. Please tell us and revise your future filings to disclose in greater detail the changes to your policies and procedures, the financial

statement impact to your loans and receivable, and the specific disclosures you have added to your filing as a result of this guidance.

Impairment Charges on Financial Assets, page 65

2.   We note your disclosure on page 66 that the impairment charge for 2010 included an amount of approximately €100 million to reflect a change in your assumption of the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages. Please tell us and revise your filings to address the following:

- Explain in further detail how you determined the expected change in peak to trough declines in these mortgages;
- Discuss whether your expectations for 2010 were consistent with actual losses incurred with respect to these mortgages during 2011 and how this was factored into your impairment provisioning model going forward; and
- Explain whether you have further revised your impairment provisioning model in 2011 or expect to for 2012 and the related reasoning and underlying support for these changes.

3.   As a related matter, we note that the increase in your impairment charge from 2010 to 2011 is due in part to increasing default arrears (90 days or more past due), which since August 2011 appears to have been impacted by the implementation of the new code of conduct on mortgage arrears. Taking into consideration your disclosures on pages 185 and 215, please tell us and revise your future filings to provide a comprehensive discussion of this new code of conduct and related current or expected impact to your financial statements. Please additionally tell us and revise your future filings to address the following:

- We note your total restructuring arrangements on page 214. Please distinguish between the loan restructurings as a result of this new code of conduct from those performed previously;
- Discuss your current success rates with loans which have been restructured as a result of this new code of conduct. Compare and contrast these success rates with loans that were restructured previously;
- Consider providing comparative annual disclosures that would allow an understanding of the trends from year to year related to your loan restructuring arrangements; and
- We note disclosures on page 211 that as of December 31, 2011, 55% of the Retail Ireland mortgage loan book had weighted average loan-to-values (LTVs) greater than 100%. Please tell us and revise future filings to discuss if your new code of conduct addresses restructuring arrangements for borrowers who are current with their payments but have negative equity.

Description of Assets and Liabilities, page 112

4.   We note your disclosure that you offer a wide range of home mortgage products including amortizing, interest only, and endowment loans. Given the higher level of risk assumed with these loan products and to the extent these are a material component of your lending exposure, please tell us and revise your future filings to more fully discuss each of these loans types, origination policies and procedures, typical terms, and any other information deemed necessary for an understanding. Please also consider providing quantitative disclosures to supplement an investors understanding into your current holdings of each of these types of loans.

Risk Elements in Lending, page 121

5.   We note the table on page 122 disclosing your loans accounted for on a non-accrual basis. Additionally, we note footnote one to this table which states that non-accrual loan totals include loans in Ireland and the UK where interest is accrued but a provision has been made. Please tell us and revise future filing disclosures to clearly state whether these loans are past due but not impaired or impaired in addition to whether the provision recorded represents specific charges individually or collectively assessed or incurred but not reported impairment provisions.

Legal Proceedings, page 157

6.   We note your disclosure pertaining to your various legal proceedings disclosed on pages 157-159.   We further note your disclosure on page F-121 related to your other contingent liabilities. Please tell us the amount of provision recorded or an estimate of the contingent liability determined related to each of your significant legal matters considering the guidance in IAS 37.

Quantitative and Qualitative Disclosures about Market Risk, page 175

Supplementary Section – Retail Ireland Mortgages, page 208

7.   We note from Table 1 that your Retail Ireland buy to let mortgages totaled approximately €7 billion as of December 31, 2011. We also note that of these loans only 50% are on a principal and interest repayment basis, €765 million are considered impaired, and 69% have negative equity with an average LTV of 118% as of December 31, 2011. As a result of the increased credit risk related to this mortgage loan portfolio, please tell us and revise your future filings to disclose the following:

•   Provide your loan origination policies and procedures for these loans;
•   Explain in detail the typical features offered for these loans. Specifically, please address the terms of your interest only periods as we note on page 88 that upon

           interest only periods coming to an end during the second half of 2011 default arrears increased;

- Discuss how and when you offer a restructuring agreement for these loans based on your disclosures in Table 5 on page 214. In this regard, please also address whether these loans are considered impaired and how you consider these loans in determining your allowance for impairment charges and related provisioning; and

- Explain how the new code of conduct on arrears has impacted the asset quality of these loans.

Asset Quality, page 212

8.   We note your table of restructuring arrangements for Retail Ireland mortgages along with the nature and type of restructurings currently offered as disclosed on page 214. Please tell us and revise your future filings to disclose the following:

- Provide your definition of a restructured loan. In this regard, disclose whether these loans would be considered impaired based upon the criteria in paragraph 59(c) of IAS 39 and clearly specify whether there are any instances in which you would grant a concession to a borrower where the modified loan would not be considered to be restructured;

- To the extent that you have modified loans which are not deemed to be restructured or impaired, please explain how you concluded that all of these loans should not be classified as renegotiated or impaired and disclose the balance of these loans for each period presented;

- Discuss whether you grant multiple short-term modifications for the same loan, and if so, disclose how you consider these modifications in your determination of the allowance for impairment charges;

- Discuss your policy for removing restructured loans initially classified as impaired from impaired status. Also, clarify whether there are any situations in which a restructured loan is removed from impaired status (i.e. due to performance under modified terms for a specified period of time) and if so, whether impairment of such loans continues to be measured on an individual basis or is included in your collective assessment for impairment;

- Consider providing a roll-forward of your restructuring arrangements for each period presented so that a reader may understand the various drivers of changes in the balances of those loans; and

- Revise to provide disclosures related to the restructuring arrangements for the remainder of your loan portfolio as we only note quantitative disclosures related to Retail Ireland mortgages.

Exhibits, page 262

9.   Please file the following as exhibits with your future Form 20-F filings:

- Subscription Agreement with the Irish Government (March 2009);
- Performance-related bonus scheme;
- Deposit Agreement between the Group and the Bank of New York Mellon;
- Indemnity agreement between the Bank and the Minister for Finance; and
- Acquisition agreement, dated March 30, 2010, between New Ireland Assurance Company plc and National Asset Management Agency Investment Limited.

Note 3 - Interest Income, page F-56

10.   We note your disclosure that included within interest income is €217 million and €210 million arising on financial assets on which an impairment provision has been recognized for the years ended December 31, 2011 and 2010, respectively.   Please tell us and revise future filings to clarify whether these amounts represent impairments recognized on available for sale financial assets or on your loans and advances to customers. If this interest was recognized on your loans and advances to customers that have a recorded impairment provision please clearly disclose whether these related to specific provisions individually or collectively assessed and also whether they relate to neither past due nor impaired, past due but not impaired, or impaired loans.

Note 4 - Interest Expense, page F-56

11.   We note your disclosure that included within interest expense is €449 million and €275 million related to the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG) for the years ended December 31, 2011 and 2010, respectively. We also note that the government guarantee fee for the CIFS scheme in note 6 on page F-57 is reflected in "fee and commission expense" for the year ended December 31, 2010. Please compare and contrast for us your presentation of these two expenses as it appears from note 56 that the ELG replaced the CIFS scheme during 2010.

Form 6-K filed August 10, 2012

Interim Report for the Six Months Ended June 30, 2012

Impairment Charges on Loans and Advances to Customers, page 12

12.   Please tell us and revise your future filings to explain the reasons for the incurred but not reported (IBNR) impairment reversal of €126 million during the six-month period ended June 30, 2012. Noting your methodology for establishing your IBNR as disclosed on page 251 of your Form 20-F for the period ended December 31, 2011, please bridge the gap to explain changes in loss emergence rates, loss emergence periods, and loss given default rates, as applicable, in addition to any other information that will provide for an enhanced understanding of movements within your IBNR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Brendan Lonergan
        Head of Finance Services
        Bank of Ireland